One Astoria Federal Plaza Lake Success, NY 11042-1085 (516) 327-3000

June 14, 2006

Paul Cline
Senior Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Mail Stop 4561

Re:     Astoria Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 10, 2006
File Number: 001-11967

Dear Mr. Cline:

I wish to acknowledge receipt of your follow up letter dated June 8, 2006, concerning the Securities and Exchange Commission’s (“SEC”) continuing review of the financial statements and related disclosures contained in Astoria Financial Corporation’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2005. The following sets forth the Company’s response providing the supplemental information you have requested.

1.
Please confirm that your materiality analysis for the error in the application of hedge accounting for your trust preferred securities also incorporated a review and consideration of the quarterly impact of this error for all periods. Your response should provide the range of the quantitative impact for the quarterly periods, as well as a confirmation that the same qualitative analysis applies to each of the quarterly periods.

We confirm that both our quantitative and qualitative materiality analyses for the error in the application of hedge accounting for our trust preferred securities (“TPS”) incorporated a review and consideration of the quarterly impact of this error for all periods from the inception of the swaps in November 2002 through December 31, 2005. These analyses were consistently applied to all periods.

A reversal of the effects of TPS hedge accounting since inception would have changed our reported net income for and during the years ended December 31, 2002 through December 31, 2005 as follows: quarterly by between 0.4% to 8.2%, for an average of 3.9%, with only two quarters exceeding 5.5%; and annually by between 0.5% to 1.1%, for an average of 0.7%. As part of our quarterly analysis, we also evaluated the impact on the interim year-to-date periods and determined the change in reported net income to be between 0.2% to 4.9%, for an average of 1.3%, with only one quarter exceeding 2.4%. We concluded that the quantitative effects on our reported net income were immaterial.

In addition to quantitative analyses, we also considered various qualitative factors. From the inception of the hedge through December 31, 2005, for both interim and annual periods, the reversal of hedge accounting (1) would not have changed our net income to a net loss for any period; (2) would have had an inconsequential impact on the computation of regulatory capital such that we would have remained “well capitalized;” and (3) would not have caused any debt covenant violations.

Based on the analyses prepared, management concluded that any financial statement revisions resulting from the elimination of TPS hedge accounting would not be material, either quantitatively or qualitatively, to the Company’s consolidated financial statements for any interim or annual period from the inception of the swaps through December 31, 2005. Accordingly, prior to filing the December 31, 2005 Form 10-K, the Company’s management determined there was no need to restate any previously issued financial statements and discussed its conclusion with the Company’s Audit Committee and external auditors who concurred.

The Company acknowledges the following:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this is fully responsive to your comment and that no amended filings are necessary.

Please contact the undersigned at (516) 327-7892 if you have any questions.

Sincerely,

/s/ Monte N. Redman

Monte N. Redman
Executive Vice President and Chief Financial Officer
Astoria Financial Corporation